

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

May 10, 2007

Mr. Jon Carlson
Chief Executive Officer
National Healthcare Technology, Inc.
1660 Union Street, Suite 200
San Diego, CA  92101

>    **Re:    National Healthcare Technology, Inc.**
>    **Form 10-KSB for the fiscal year ended December 31, 2005**
>    **File No. 0-28911**

Dear Mr. Carlson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies